1516 E. Tropicana Ave, Suite 245 Las Vegas, Nevada 89119 Tel: (702) 333-0440

VIA EDGAR

VIA FACSIMILE: (202) 772-9210

May 29, 2008

Edwin Adames, Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20548

Re:

Global Entertainment Holdings Inc. (GBHL); Comment Letter dated May 21,2008.

Re: Form 10-KSB for period ending December 31,2007, File No. 000-49679.

Dear Mr. Adames:

Global Entertainment Holdings, Inc. (GBHL) respectfully requests an extension of time until June 20, 2008, in which to address and respond to the comments contained in the above-referenced letter of May 21, 2008. We will, of course, respond much earlier if possible.

Although some of the comments can be answered within a few days, quite a few of the comment items relate to our subsidiary, Global Universal Film Group and its websites, and our rescinded acquisition of HandsFree Entertainment. Therefore, we are dependent upon the management of both Global Universal and HandsFree to provide us with information in a timely manner in order that we can prepare our response.  Further, we are reliant upon the cooperation of our auditor, Mr. Lawrence Scharfman, to review our final responses to the comments and grant his permission to file same in the form of an amended Form 10-KSB.

Please understand that our company has recently undergone a major change in our business direction, as our former core business was greatly dependent upon the efforts of the former Chief Executive Officer, who resigned last August 31st due to health reasons. Unfortunately, with a lack of proper funding from our former business, we have had to drastically reduce our expenses; significantly reducing our staff and offices. However, we wish to assure you that this matter is being given are utmost attention and we will respond as quickly as possible to the comments.

Thank you for your anticipated cooperation and understanding.

Very truly yours,

Terry Gabby

Chief Financial Officer

Global Entertainment Holdings, Inc.

cc:  Lawrence Scharfman & Co., CPA, P.C.

      Gary Rasmussen, CEO